Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC. ANNOUNCES SENIOR

MANAGEMENT APPOINTMENTS

SHANGHAI, PRC — April 18, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today that the Board of Directors has named Ms. Wei Liu, previously Giant’s President, as the Company’s new CEO, and Mr. Xuefeng Ji, previously the Company’s Senior VP of R&D, as the Company’s new President, effective April 19, 2013.

Mr. Yuzhu Shi, Giant’s Chairman commented, “Since our IPO, our senior management team has done a tremendous job in strategic planning and execution. Over the past 3 years, they have taken the reins of the Company and accomplished 12 consecutive quarters of sequential revenue growth. The Board and I believe their vision, leadership and execution will take the Company to the next level.”

Ms. Wei Liu, Giant’s CEO commented, “I would like to thank the Board and Mr. Shi for their trust and recognition, and am honored to be appointed as CEO. We have made great strides in growing our business and diversifying our game portfolio, including MMOs, webgames and other genres. Beginning in 2013, mobile games have become our new strategic focus, and we will build on this new business through internal development and M&As. We will continue to stay at the forefront of R&D and innovation, and establish Giant as the best brand for self-developed Chinese online games. Giant is a great company with strong R&D capabilities and excellent corporate culture, and I am proud of being a part of such an exceptional organization. I am confident that through innovation and the disciplined execution of our growth strategy through balanced business and diversification, Giant will maintain industry-leading margins and provide long-term value to our shareholders.”

Mr. Xuefeng Ji, Giant’s President, commented on the announcement. “Exceptional self-development capabilities and a sharp focus on R&D are key to staying at the forefront of intense competition in the online game industry, and we are also fortunate enough to have the best developers in China working for us. Giant is known for its ability to truly capture gamers’ changing habits and preferences and implement them in game design. With our industry-leading talents, and a culture that encourages innovation and incentivizes employees, Giant is poised to continue creating great games with innovative features that are best suited for gamers’ needs and experiences.”

Ms. Wei Liu has been a Director of our Company since October 2006 and President of our company since September 2007. Prior to joining us, Ms. Liu was the General Manager of Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2007. From 2001 to 2004, she was the Vice General Manager, and later the General Manager, of Shanghai Jiante Bio-Technology Co. From 1992 to 1995, Ms. Liu served as office manager and Vice President of Zhuhai Giant Group. Ms. Liu received her bachelor’s degrees in Chinese Literature and Sociology from Nankai University in 1990, and received her master’s degree in Business Administration from the China Europe International Business School in 2006.

4

FOR IMMEDIATE RELEASE

Mr. Xuefeng Ji has been the Senior Vice President of Product Development at the Company since April 2012. He served as Vice President primarily in charge of product development, quality control and project management since September 2009. From 2007 to 2009, Mr. Ji acted as the general manager of the ZT Online project division. From 2005 to 2007, Mr. Ji acted as the game statistic designer for ZT Online project and later the principal designer and project manager of ZT Online project. Mr. Ji received his bachelor’s degree in Applied Mathematics from Fudan University in 2002 and his master’s degree in Mathematics from Fudan University in 2005.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, and Allods Online. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

Fleishman-Hillard
Hon Gay Lau
T: +852-2530-0228
E: giantinteractive@fleishman.com

5